EXHIBIT 99.8


GLENCAIRN GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
SEPTEMBER 30, 2004

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated interim financial statements and related notes thereto for the nine months ended September 30, 2004 and 2003 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the annual audited financial statements for the years ended December 31, 2003 and 2002, and Management's Discussion and Analysis for those years. All dollar amounts are US dollars unless otherwise indicated.

ACCOUNTING CHANGE

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted the recommendations on asset retirement obligations as required by section 3110 of the Canadian Institute of Chartered Accountants Handbook. The new standard requires the recognition and measurement of legal liabilities for obligations associated with the retirement of property, plant and equipment arising from the acquisition, construction, development or normal operation of an asset. The obligations are measured initially at fair value and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income on a systematic and rational basis.

The new standard requires the change in accounting policy to be reflected as a retroactive restatement of prior period financial statements. As a result the Company has restated the balance sheet as at December 31, 2003 to reflect an increase of $237,000 in property, plant and equipment and an increase in estimated asset retirement obligations of $2,320,000. An amount of $2,083,000 was charged to retained earnings as at December 31, 2003 for the cumulative effect of this accounting change to that date.

RESULTS OF OPERATIONS

The Limon Mine was the Company's only operating mine during 2004 and 2003 and all sales and cost of sales were generated from that mine.


Key Statistics                                      Three Months Ended               Nine Months Ended
                                                       September 30                    September 30
                                                     2004        2003             2004                2003
                                                     ----        ----             ----                ----
Gold ounces sold                                   13,182       12,443           35,737              34,594
Realized price per ounce                            $ 404        $ 360            $ 402               $ 341
Cash operating costs per ounce sold                 $ 268        $ 218            $ 308               $ 243
Total cash costs per ounce sold                     $ 290        $ 243            $ 331               $ 261
Tonnes milled                                      88,804       79,358          252,339             209,240
Grade milled (grams per tonne)                        5.4          5.9              5.0                 6.0
Mill recovery (%)                                    85.1         87.2             84.4                88.0
Operating costs per tonne                            $ 40         $ 38             $ 40                $ 40
Gold ounces produced                               13,555       13,178           34,117              35,563

THREE MONTHS ENDED SEPTEMBER 30, 2004

Sales increased by $839,000 or 19% in the third quarter of 2004 compared to the third quarter of 2003. Gold sold increased by 739 ounces to 13,182 ounces and the realized price per ounce increased by $44 to $404. All gold in the third quarter of both 2004 and 2003 was sold on a spot basis.

Cost of sales increased by $816,000 or 30% in the third quarter of 2004 compared to the same period in 2003. Cash operating costs per ounce sold increased by $50 to $268 in 2004. Cost of sales increased in 2004 as a result of an increase in tons milled and operating cost increases for fuel, power, employee costs and operating supplies. Cash operating costs per ounce in 2004 increased due to the increased operating costs and lower ore grades and recoveries.

Exploration expense increased to $1,668,000 in the third quarter of 2004 from $275,000 in the third quarter of 2003. During the third quarter of 2004 exploration activity was focused at the Limon Mine. Definition drilling and a resource estimate were completed on the Santa Pancha Zone. The Victoria Zone, an entirely new zone of mineralization, was discovered and drilling continues. Exploration drilling and drifting progressed at the Talavera Mine. In addition to the exploration at Limon a small mapping/prospecting program was completed at the Bellavista Mine. The Company incurred Cdn$475,000 of flow-through exploration expenditures on its Canadian joint venture project in the Northwest Territories. In 2003 the limited funds available exploration was conducted around the Limon Mine.

General and administration expense increased by $524,000 to $846,000 in the third quarter of 2004 compared to 2003's third quarter. Activities increased in 2004 with the Black Hawk Mining Inc. merger and the Bellavista Mine construction requiring more staff and more costs.

Net loss in the third quarter of 2004 was $2,209,000 compared with net earnings of $685,000 in 2003.


NINE MONTHS ENDED SEPTEMBER 30, 2004

Sales increased by $2,576,000 or 22% in the nine months of 2004 compared to the same period in 2003. Gold sold increased by 1,143 ounces to 35,737 ounces and the realized price per ounce increased by $61 to $402. Gold sales in 2004 were made at spot prices, which averaged $404 per ounce for the first nine months of 2004, while two thirds of 2003 sales were delivered under hedging agreements made when prices were lower.

Cost of sales increased by $2,614,000 or 31% during the first nine months of 2004 compared to the same period in 2003. Cash operating costs per ounce sold were $308 in 2004 or $65 more than 2003. Tons milled in 2004 increased 21%. Operating expenses in 2004 for employee costs, operating supplies and oil related items also increased. Together these items accounted for the increase in costs of sales. Cash operating costs per ounce increased in 2004 due to the increased operating costs and lower ore grades and recoveries. Limited development carried out in 2003 has constrained the areas available for mining this year and the lower grades currently being mined will limit production to approximately 46,000 ounces in 2004.

Exploration expense increased to $4,011,000 in the first nine months of 2004 from $679,000 in the comparable period of 2003. Exploration during the first nine months of 2004 was centered in Nicaragua at the Limon Mine on the Santa Pancha, Victoria, Pozo Bono and Talavera Zones and in the La India district. Drilling at the Vogel project in Canada and the mapping program at the Bellavista Mine were completed.

General and administration expense increased by $2,101,000 in the first nine months of 2004 to $2,879,000 compared to 2003's first nine months. Increased activities in 2004 from the merger with Black Hawk Mining Inc. and the Bellavista Mine construction required more staff and more costs for salaries, insurance, consulting and financing.

Net loss in the first nine months of 2004 was $8,271,000, an increase of $8,204,000 from the first nine months loss of $67,000 in 2003.

CASH FLOWS

Operating activities used $8,231,000 in the first nine months of 2004 but generated $516,000 in the prior year period. The increased use of funds resulted mainly from increased exploration and general and administration expense and an increase in non-cash working capital. A significant portion of the working capital increase occurred in prepaids as deposits were paid to secure equipment for Bellavista.

Financing activities generated $21,020,000 in the first nine months of 2004 and consisted mostly of a public share offering completed in March for 34,500,000 units consisting of a share and a half warrant.

Investing activities required $14,847,000 and $491,000 in the first nine months of 2004 and 2003 respectively. The 2004 expenditures were for the construction of the Bellavista Mine and for equipment and development at the Limon Mine. Construction of the Bellavista Mine commenced in December 2003. The leach pad and ponds are completed and construction is continuing on buildings and equipment. All major equipment has been purchased and is on site or enroute. Refurbishment of certain equipment is in progress. A much heavier than usual rainy season in Costa Rica has delayed construction by about two months and gold production is now expected to commence in the second quarter of 2005. Bellavista construction costs are now expected to be about 12% more that the original budget. At September 30, 2004 the Company had approximately $4,100,000 in expenditure commitments for the Bellavista Project in addition to capital expenditures incurred to date.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash of $12,845,000 and working capital of $20,548,000 at September 30, 2004. These capital resources increased from the amounts available at December 31, 2003 due to the equity issue completed in March 2004. Lower than expected sales from the Limon Mine, additional construction costs and delayed commencement of operations at the Bellavista Mine, and the need to follow up on the positive exploration results at Limon may require the Company to seek additional funding in 2005.

CONTINGENCIES

On November 5, 2004 a complaint was filed by the State of Maine against the Company's subsidiary, Black Hawk Mining Inc.; Kerramerican, Inc., a subsidiary of Noranda Inc.; and Denison Energy Inc. in respect of the remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, Inc. which was the operator and holder of 60% interest in the operation. Additional information is contained in Note 19 (e) of the annual audited financial statements for the year ended December 31, 2003. The Company believes that it is not responsible for additional remediation because Black Hawk was fully indemnified in the joint venture agreement by Kerramerican, Inc., its joint venture partner.

SUMMARY OF QUARTERLY RESULTS
(US$ in thousands, except per share amounts)

                                    Q4        Q1         Q2         Q3         Q4          Q1         Q2      Q3
                                   2002      2003       2003       2003       2003        2004       2004     2004
                                   ----      ----       ----       ----       ----        ----       ----     ----
Sales                             2,498      2,967      4,347     4,483       4,385      4,245      4,806     5,323
Net earnings (loss) restated     (2,330)      (904)       152       684      (1,181)    (2,742)    (3,320)   (2,209)
Earnings (loss) per share -
 basic and diluted                (0.05)     (0.02)      0.00      0.01       (0.01)     (0.02)     (0.03)    (0.02)

NON-GAAP PERFORMANCE MEASURES

The Company is including the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:



                                                            Three Months Ended             Nine Months Ended
                                                               September 30                  September 30
                                                            2004         2003               2004       2003
Statement of Operations (000's)
 Cost of sales                                             $3,534       $2,718             $11,016     $8,402
 Royalties and production taxes                               294          308                 811        637
                                                           -----------------------------------------------------
 Total                                                     $3,828       $3,026             $11,827     $9,039
                                                           -----------------------------------------------------
Gold sales (ounces)                                        13,182       12,443              35,737     34,594
Cash operating cost per ounce1                             $  268       $  218             $   308      $ 243
Total cash cost per ounce2                                 $  290       $  243             $   331      $ 261

1    Cost of sales divided by gold ounces sold
2    Cost of sales plus  royalties and  production  taxes divided by gold ounces sold


OUTSTANDING SHARE DATA

Common shares and convertible securities outstanding at November 5, 2004 were:


                                                                                         Common
                               Expiry           Exercise         Securities             Shares on
Security                        Date             Price          Outstanding             Exercise
Common shares                                                   140,660,809            140,660,809

Warrants                      Nov. 26/08          1.25          24,012,500              24,012,500
Warrants                      Mar. 05/05          0.60           1,845,500               1,845,500
Warrants                      Mar. 18/05          0.65           7,437,313               7,437,313
Warrants                      Apr. 15/05          0.65           1,870,662               1,870,662
Agents options1               Mar. 18/05          0.45             622,222                 622,222
  Warrants on above options   Mar. 18/05          0.65                                     558,195
Agents options                Nov. 26/05          0.85           1,352,500               1,352,500
Options - Glencairn plan      Nov. 21/06 to    0.30 to 0.95
                              Sep. 13/09                        11,470,000              11,470,000
Options - Black Hawk plan     Oct. 11/04 to    0.23 to 3.00
                              Jul. 13/13                         1,029,998               1,029,998
                                                                                      ------------
                                                                                       190,859,699
                                                                                      ============
Note 1: These  agent's  options are  convertible  into one common  share and one half-share  purchase  warrant.  Each full warrant is  exercisable  into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements. Additional informatio n on the Company, including its annual information form is available on SEDAR at www.sedar.com.

November 5, 2004